SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

4 April 2013

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

Aviva announces that:

•     On 4 April 2013, the undernoted Executive Directors were granted conditional awards over Aviva plc ordinary shares under the Aviva Long Term Incentive Plan 2011 ("LTIP"). As disclosed in the Aviva 2012 Annual Report and Accounts no annual bonuses will be awarded to Executive Directors for 2012.

•     On 4 April 2013, the undernoted PDMRs were granted conditional awards over Aviva plc ordinary shares under the Aviva Annual Bonus Plan 2011 ("ABP") and the LTIP. The ABP awards represent the deferral, for a period of three years, of up to two thirds of the bonuses paid to the PDMRs in respect of 2012.

•    The value of the 2013 LTIP awards made to Mark Wilson and Patrick Regan were disclosed in the Aviva 2012 Annual Report and Accounts (page 111) and represent 300% and 225% of their respective base salaries.

• The LTIP and ABP awards will vest in 2016 in accordance with the plan rules.

•    The LTIP awards are subject to the achievement of performance targets (50% based on absolute Return on Equity and 50% based on relative Total Shareholder Return against a comparator group) measured over a three year performance period from 1 January 2013 to 31 December 2015.  The amounts shown above represent the maximum possible opportunity.

• The awards were made for nil consideration.

•    The price used to calculate the number of ABP and LTIP shares awarded was £2.99, being the average of the mid-market closing price of an Aviva ordinary share on the three consecutive business days immediately preceding the date of grant (4 April 2013).

Executive Directors	Number of ABP shares awarded (for 2012)	Number of LTIP shares awarded in 2013
Mark Wilson	0	983,277
Patrick Regan	0	541,806

PDMRs	Number of ABP shares awarded (for 2012)	Number of LTIP shares awarded in 2013
Kirstine Cooper	56,187	214,046
John Lister	66,657	267,558
Jason Windsor	74,414	250,836

This announcement is made pursuant to Disclosure and Transparency Rule 3.1.4. Aviva was notified of the above transactions on 4 April 2013.

Media Enquiries:

Andrew Reid                                                                              +44 (0)207 662 3131

Sarah Swailes                                                                            +44 (0)207 662 6700

Share Award Enquiries:

Joanne Bujak, Company Secretarial                                      +44 (0)207 662 2563

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 April 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary